Convert Paper Only Filer to Electronic Filer Confirmation

To complete processing of your Convert Paper Only Filer to Electronic Filer request, you must attach a PDF version of a notarized authentication document using the "Upload/Delete Attachment" button below. **You must click the Submit button after you upload your document.**

If you have any questions regarding the status of your Convert Paper Only Filer to Electronic Filer application, please contact Filer Support at (202) 551-8900. After the SEC has reviewed an application, an e-mail will be sent to the email address on file with EDGAR informing the company that the request was either accepted or rejected (to include a reason why the application was rejected).

CIK: 0001099368

Name Associated with CIK: HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

Current Company Mailing Address: 1180 AVENUE OF THE AMERICAS ROCKEFELLER, 8TH FLOOR, NEW YORK CITY, NY 10036

Contact Person: Norman Fuchs

Contact Telephone Number: 818.531.1310

Signature of Authorized Person:

Norman Fuchs

Printed Name of Signature:

Norman Fuchs

Title of Person Signing:

Chief Compliance Officer

Notary Signature & Seal to be Placed Here:



ELIYAHU MUSHEYEV
Notary Public, State of New York
Reg. No. 01MU6368618
Qualified in Queens County
Commission Expires 12/18/2021